Exhibit 99.1

Current cloud backlog of €18.2 billion, up 28% and up 29% at constant currencies

Cloud revenue up 27% and up 26% at constant currencies

Cloud ERP Suite revenue up 34% and up 33% at constant currencies

Total revenue up 12% and up 11% at constant currencies

IFRS operating profit of €2.3 billion; non-IFRS operating profit of €2.5 billion, up 60% and up 58% at constant currencies

Q1 2025 | in € millions, unless otherwise stated

SAP Quarterly Statement Q1 2025

Walldorf, Germany – April 22, 2025
SAP SE (NYSE: SAP) announced today its financial results for the first quarter ended March 31, 2025.

Christian Klein, CEO:

Q1 once again underlines that our success formula is working. Current cloud backlog expanded 29% at constant currencies and total revenue saw a double-digit increase. With a share of more predictable revenue of 86%, SAP’s business model remains resilient in uncertain times. Our AI-powered portfolio enables companies to navigate supply chain disruptions in over 130 countries and to unlock efficiencies with agility and speed.

Dominik Asam, CFO:

Q1 marks a solid start to the year in a highly volatile environment, with strong total revenue growth and outstanding operating profit expansion. These results are a testament to our cost discipline and focused execution. While we’re encouraged by this momentum, we remain mindful of the broader environment and are approaching the rest of the year with vigilance, continuing to safeguard both profit and cash flow.

Financial Performance

Group results at a glance – First quarter 2025

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q1 2025	Q1 2024	∆ in %	Q1 2025	Q1 2024	∆ in %	∆ in % const. curr.
SaaS/PaaS	4,890	3,764	30	4,890	3,764	30	28
Thereof Cloud ERP Suite[2]	4,251	3,167	34	4,251	3,167	34	33
Thereof Extension Suite[3]	639	598	7	639	598	7	6
IaaS[4]	104	164	–37	104	164	–37	–38
Cloud revenue	4,993	3,928	27	4,993	3,928	27	26
Cloud and software revenue	7,938	6,960	14	7,938	6,960	14	13
Total revenue	9,013	8,041	12	9,013	8,041	12	11
Share of more predictable revenue (in %)	86	84	2pp	86	84	2pp
Cloud gross profit	3,720	2,837	31	3,745	2,849	31	30
Gross profit	6,607	5,762	15	6,632	5,774	15	14
Operating profit (loss)	2,333	–787	NA	2,455	1,533	60	58
Profit (loss) after tax	1,796	–824	NA	1,681	944	78
Earnings per share - Basic (in €)	1.52	–0.71	NA	1.44	0.81	79
Net cash flows from operating activities	3,780	2,878	31
Free cash flow				3,583	2,642	36

1 For a breakdown of the individual adjustments see table “Non-IFRS Operating Expense Adjustments by Functional Areas” in this Quarterly Statement.

2 Cloud ERP Suite references the portfolio of strategic Software-as-a-Service (SaaS) and Platform-as-a-Service (PaaS) solutions that are tightly integrated with our core ERP solutions and are included in key commercial packages, such as RISE with SAP. Further, Cloud ERP Suite also includes cloud-based maintenance components supporting our customers’ ERP landscapes and their cloud transformation. The following offerings contribute to Cloud ERP Suite revenue: SAP Cloud ERP, SAP Business Technology Platform, financial- and spend management, supply chain management, core solutions for human capital management, commerce, business transformation management and AI.

3 Extension Suite references SAP’s remaining SaaS and PaaS solutions that supplement and extend the functional coverage of the Cloud ERP Suite.

4 Infrastructure as a service (IaaS): The major portion of IaaS comes from SAP HANA Enterprise Cloud.

2/19

SAP Quarterly Statement Q1 2025

Financial Highlights1

First Quarter 2025

In the first quarter, current cloud backlog grew by 28% to €18.20 billion and was up 29% at constant currencies. Cloud revenue was up 27% to €4.99 billion and up 26% at constant currencies. Cloud ERP Suite revenue was up 34% to €4.25 billion and up 33% at constant currencies.

Software licenses revenue decreased by 10% to €0.18 billion and was down 10% at constant currencies. Cloud and software revenue was up 14% to €7.94 billion and up 13% at constant currencies. Services revenue was down 1% to €1.07 billion and down 2% at constant currencies. Total revenue was up 12% to €9.01 billion and up 11% at constant currencies.

The share of more predictable revenue increased by 2 percentage points to 86%.

IFRS cloud gross profit was up 31% to €3.72 billion. Non-IFRS cloud gross profit was up 31% to €3.74 billion and was up 30% at constant currencies. IFRS Cloud gross margin was up 2.3 percentage points to 74.5%, non-IFRS cloud gross margin up 2.5 percentage points to 75.0% and up 2.6 percentage points at constant currencies.

IFRS operating profit increased to €2.33 billion and IFRS operating margin was up 35.7 percentage points to 25.9%. IFRS operating profit growth was positively impacted by a restructuring expense decline of €2.2 billion as compared to Q1 2024 in connection with the 2024 transformation program. Non-IFRS operating profit was up 60% to €2.46 billion and was up 58% at constant currencies, non-IFRS operating margin increased by 8.2 percentage points to 27.2% and was up 8.1 percentage points to 27.1% at constant currencies. Both, IFRS and non-IFRS operating profit growth benefitted from the operational efficiencies realized through successful execution of the 2024 transformation program.

IFRS earnings per share (basic) increased to €1.52. Non-IFRS earnings per share (basic) increased 79% to €1.44. IFRS effective tax rate was 27.2% and non-IFRS effective tax rate was 29.4%. Both were mainly driven by a temporary inability to offset withholding taxes in Germany due to carryforward of tax losses from prior year. The IFRS effective tax rate is lower than the non-IFRS effective tax rate due to tax benefits from tax-exempt income.

Operating cash flow in the first quarter was up 31% to €3.78 billion and free cash flow increased by 36% to €3.58 billion. The increase was mainly attributable to the higher profitability and the positive development of working capital (outside of restructuring related impacts), which was partially offset by higher payouts for share-based compensation and restructuring.

Share Repurchase Program

In May 2023, SAP announced a share repurchase program with an aggregate volume of up to €5 billion and a term until December 31, 2025. As of March 31, 2025, SAP had repurchased 18,985,135 shares at an average price of €164.79 resulting in a purchased volume of approximately €3.1 billion under the program. Additionally, the third tranche of the program was completed on April 08, 2025, with a purchased volume of approximately €1.5 billion.

2024 Transformation Program: Focus on scalability of operations and key strategic growth areas

In January 2024, SAP announced a company-wide restructuring program which concluded as planned in the first quarter 2025. Overall expenses associated with the program are approximately €3.2 billion. Restructuring payouts amounted to €2.5 billion for the full-year 2024 and €0.3 billion for the first quarter 2025. Approximately €0.4 billion is expected to be paid out in the remainder of 2025.

Business Highlights

In the first quarter, customers around the globe continued to choose “RISE with SAP” to drive their end-to-end business transformations. These customers included: Alte Leipziger-Hallesche, East Japan Railway, Federal Employment Agency (Bundesagentur für Arbeit), Heijmans, HUGO BOSS, Hyundai Motor Company, Kia Corporation, Mazda Motor, Molson Coors Beverage Company, Piramal Pharma, SYENSQO, TOPPAN, Tyson Foods, Villeroy & Boch Group, Webasto Group, and WWZ Energie.

Climeworks, HMM, LG Energy Solution, Lion, Nanometrics, and Samyang Foods went live on SAP S/4HANA Cloud in the first quarter.

Gymshark, HARGASSNER, Oki Electric Industry, Sciens Building Solutions, Stegra, and VFS Global chose “GROW with SAP”, an offering helping customers adopt cloud ERP with speed, predictability, and continuous innovation.

Key customer wins across SAP’s solution portfolio included: ACTION, Booking, DKSH, Energy Queensland, Ferring Pharmaceuticals, KION GROUP, Klüber Lubrication München, The Kraft Heinz, Maastricht University, MARELLI Europe, NEC Corporation, Tibnor, and WEG.

1 The Q1 2025 results were also impacted by other effects. For details, please refer to the disclosures on page 19 of this document.

3/19

SAP Quarterly Statement Q1 2025

Alfred Ritter, Axpo Services, BASF Coatings, Deutsche Bahn, Parle Biscuits, Ravensburger, and Wipro went live on SAP solutions.

In the first quarter, SAP’s cloud revenue performance was particularly strong in APJ and EMEA and robust in the Americas region. Brazil, Chile, Germany, India, Italy, South Korea and Spain had outstanding performances, while Canada, China, France, Japan, Singapore and the U.S. were particularly strong.

On February 13, SAP announced SAP Business Data Cloud, a groundbreaking solution that unifies SAP and third-party data throughout an organization, providing the trusted data foundation organizations need to make more impactful decisions and foster reliable AI.

On February 20, SAP proposed a dividend of €2.35 per share for fiscal year 2024 representing a year-over-year increase of 6.8% compared to the regular dividend paid for fiscal year 2023. The dividend is subject to shareholder approval at the upcoming AGM scheduled for May 13, 2025.

Outlook 2025

Financial Outlook 2025

While the prevailing dynamic environment implies elevated levels of uncertainty and reduced visibility, SAP currently continues to expect:

•	€21.6 – 21.9 billion cloud revenue at constant currencies (2024: €17.14 billion), up 26% to 28% at constant currencies.

•	€33.1 – 33.6 billion cloud and software revenue at constant currencies (2024: €29.83 billion), up 11% to 13% at constant currencies.

•	€10.3 – 10.6 billion non-IFRS operating profit at constant currencies (2024: €8.15 billion), up 26% to 30% at constant currencies.

•	Approximately €8.0 billion free cash flow at actual currencies (2024: €4.22 billion)

•	An effective tax rate (non-IFRS) of approximately 32% (2024: 32.3%)[2].

The company also continues to expect current cloud backlog growth at constant currencies to slightly decelerate in 2025.

While SAP’s 2025 financial outlook for the income statement parameters is at constant currencies (including an average exchange rate of 1.08 USD per EUR), actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the company progresses through the year, as reflected in the table below.

Currency Impact Assuming March 31, 2025. Rates Apply for 2025

In percentage points	Q2 2025	FY 2025
Cloud revenue growth	-1.0pp	-0.0pp
Cloud and software revenue growth	-0.5pp	-0.0pp
Operating profit growth (non-IFRS)	0.0pp	-0.0pp

This includes an exchange rate of 1.08 USD per EUR.

[2]	The effective tax rate (non-IFRS) is a non-IFRS financial measure and is presented for supplemental informational purposes only. We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity securities, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable efforts but could have a significant impact on our future effective tax rate (IFRS).

4/19

SAP Quarterly Statement Q1 2025

Additional Information

This press release and all information therein is preliminary and unaudited. Due to rounding, numbers may not add up precisely.

SAP Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders will take place on May 13, 2025, as a virtual event. The whole event will be webcast on the Company’s website and online voting options will be available for shareholders. Further details can be found at https://www.sap.com/agm .

Financial Analyst and Investor Conference

SAP will hold a financial analyst event on Wednesday, May 21st, in conjunction with SAP Sapphire & ASUG Annual Conference Orlando.

SAP Performance Measures

For more information about our key growth metrics and performance measures, their calculation, their usefulness, and their limitations, please refer to the following document on our Investor Relations website: https://www.sap.com/investors/performance-measures

Webcast

SAP senior management will host a financial analyst conference call on Tuesday, April 22nd at 11:00 PM (CEST) / 10:00 PM (BST) / 5:00 PM (EDT) / 2:00 PM (PDT). The conference will be webcast on the Company’s website at https://www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the first quarter results can be found at https://www.sap.com/investor

About SAP

As a global leader in enterprise applications and business AI, SAP (NYSE: SAP) stands at the nexus of business and technology. For over 50 years, organizations have trusted SAP to bring out their best by uniting business-critical operations spanning finance, procurement, HR, supply chain, and customer experience. For more information, visit www.sap.com.

For more information, financial community only:

Alexandra Steiger	+49 (6227) 7-767336	investor@sap.com, CET

Follow SAP Investor Relations on LinkedIn at SAP Investor Relations.

For more information, press only:

Joellen Perry	+1 (650) 445-6780	joellen.perry@sap.com, PT

Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24

United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels.

This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2024 Annual Report on Form 20-F.

© 2025 SAP SE. All rights reserved.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE in Germany and other countries. Please see https://www.sap.com/copyright for additional trademark information and notices.

5/19

SAP Quarterly Statement Q1 2025

Contents

(A)	Consolidated Income Statements		9

	(A.1)	Consolidated Income Statements – Quarter	9

(B)	Consolidated Statements of Financial Position		10

(C)	Consolidated Statements of Cash Flows		11

(D)	Basis of Non-IFRS Presentation		12

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers		12

	(E.1)	Reconciliation of Non-IFRS Revenue – Quarter	12

	(E.2)	Reconciliation of Non-IFRS Operating Expenses – Quarter	13

	(E.3)	Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Quarter	13

	(E.4)	Reconciliation of Free Cash Flow	14

(F)	Non-IFRS Adjustments – Actuals and Estimates		14

(G)	Non-IFRS Operating Expense Adjustments by Functional Areas		14

(H)	Segment Reporting		16

	(H.1)	Segment Policies and Changes	16

	(H.2)	Segment Reporting – Quarter	16

(I)	Revenue by Region (IFRS and Non-IFRS)		17

	(I.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter	17

(J)	Employees by Region and Functional Areas		18

(K)	Share-Based Payment		19

6/19

SAP Quarterly Statement Q1 2025

Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2024	Q2 2024	Q3 2024	Q4 2024	TY 2024	Q1 2025
Revenues
Cloud	3,928	4,153	4,351	4,708	17,141	4,993
% change – yoy	24	25	25	27	25	27
% change constant currency – yoy	25	25	27	27	26	26
Cloud ERP Suite	3,167	3,414	3,636	3,949	14,166	4,251
% change – yoy	31	33	34	35	33	34
% change constant currency – yoy	32	33	36	35	34	33
Software licenses	203	229	285	683	1,399	183
% change – yoy	–26	–28	–15	–18	–21	–10
% change constant currency – yoy	–25	–27	–14	–19	–21	–10
Software support	2,829	2,792	2,793	2,876	11,290	2,761
% change – yoy	–3	–3	–3	1	–2	–2
% change constant currency – yoy	–1	–3	–2	1	–1	–3
Total revenue	8,041	8,288	8,470	9,377	34,176	9,013
% change – yoy	8	10	9	11	10	12
% change constant currency – yoy	9	10	10	10	10	11
Profits
Operating profit (loss) (IFRS)	–787	1,222	2,214	2,016	4,665	2,333
Operating profit (loss) (non-IFRS)	1,533	1,940	2,244	2,436	8,153	2,455
% change - yoy	16	33	27	24	25	60
% change constant currency - yoy	19	35	28	24	26	58
Profit (loss) after tax (IFRS)	–824	918	1,441	1,616	3,150	1,796
Profit (loss) after tax (non-IFRS)	944	1,278	1,437	1,619	5,279	1,681
% change - yoy	9	60	6	24	22	78
Margins
Cloud gross margin (IFRS, in %)	72.2	73.0	73.2	72.8	72.8	74.5
Cloud gross margin (non-IFRS, in %)	72.5	73.3	73.7	73.5	73.3	75.0
Gross margin (IFRS, in %)	71.7	72.6	73.3	74.0	73.0	73.3
Gross margin (non-IFRS, in %)	71.8	72.7	73.6	74.3	73.2	73.6
Operating margin (IFRS, in %)	–9.8	14.7	26.1	21.5	13.6	25.9
Operating margin (non-IFRS, in %)	19.1	23.4	26.5	26.0	23.9	27.2
Order Entry and current cloud backlog
Current cloud backlog	14,179	14,808	15,377	18,078	18,078	18,202
% change – yoy	27	28	25	32	32	28
% change constant currency – yoy	28	28	29	29	29	29
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	52	52	64	68	63	54
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	21	20	16	11	15	20
Liquidity and Cash Flow
Net cash flows from operating activities	2,878	1,509	1,403	–584	5,207	3,780
Free cash flow	2,642	1,288	1,200	–908	4,222	3,583
Cash and cash equivalents	9,295	7,870	10,005	9,609	9,609	11,345

7/19

SAP Quarterly Statement Q1 2025

€ millions, unless otherwise stated	Q1 2024	Q2 2024	Q3 2024	Q4 2024	TY 2024	Q1 2025
Group liquidity	13,411	11,449	11,856	11,080	11,080	12,760
Financial debt (–)	–7,770	–7,776	–8,996	–9,385	–9,385	–8,121
Net liquidity (+) / Net debt(–)	5,641	3,674	2,860	1,695	1,695	4,639
Non-Financials
Number of employees (quarter end)[1]	108,133	105,315	107,583	109,121	109,121	108,187
Women in executive roles (in %, quarter end)	21.7	21.9	22.0	22.5	22.5	23.7
Gross greenhouse gas emissions (scope 1, 2, 3 / market-based)[2] (in million tons CO2 equivalents)	1.8	1.8	1.8	1.8	6.9	1.6

1 In full-time equivalents.

2 Our gross greenhouse gas emissions (GHG) include the total lifecycle emissions resulting from the use of our on-premise software. The calculation of use of sold products emissions is based on the number of active maintenance contracts at quarter end. Therefore, the emissions for individual quarters will not add up to the total sum of GHG emissions at year end.

8/19

SAP Quarterly Statement Q1 2025

Primary Financial Statements of SAP Group (IFRS)

(A)	Consolidated Income Statements

(A.1)	Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q1 2025	Q1 2024	∆ in %
Cloud	4,993	3,928	27
Software licenses	183	203	–10
Software support	2,761	2,829	–2
Software licenses and support	2,945	3,031	–3
Cloud and software	7,938	6,960	14
Services	1,075	1,081	–1
Total revenue	9,013	8,041	12

Cost of cloud	–1,273	–1,091	17
Cost of software licenses and support	–292	–326	–10
Cost of cloud and software	–1,565	–1,417	10
Cost of services	–841	–862	–2
Total cost of revenue	–2,406	–2,279	6
Gross profit	6,607	5,762	15
Research and development	–1,673	–1,665	0
Sales and marketing	–2,235	–2,278	–2
General and administration	–358	–360	–1
Restructuring	0	–2,242	NA
Other operating income/expense, net	–8	–4	>100
Total operating expenses	–6,680	–8,828	–24
Operating profit (loss)	2,333	–787	NA

Other non-operating income/expense, net	10	–148	NA
Finance income	405	199	>100
Finance costs	–280	–244	15
Financial income, net	125	–45	NA
Profit (loss) before tax	2,468	–980	NA

Income tax expense	–672	157	NA
Profit (loss) after tax	1,796	–824	NA
Attributable to owners of parent	1,780	–828	NA
Attributable to non-controlling interests	16	4	>100

Earnings per share, basic (in €)[1]	1.52	–0.71	NA
Earnings per share, diluted (in €)[1]	1.51	–0.71	NA

1 For the three months ended March 31, 2025 and 2024, the weighted average number of shares was 1,167 million (diluted 1,177 million) and 1,167 million (diluted: 1,167 million), respectively (treasury stock excluded).

9/19

SAP Quarterly Statement Q1 2025

(B)	Consolidated Statements of Financial Position

as at 03/31/2025 and 12/31/2024
€ millions	2025	2024
Cash and cash equivalents	11,345	9,609
Other financial assets	1,638	1,629
Trade and other receivables	7,981	6,774
Other non-financial assets	2,479	2,682
Tax assets	526	707
Total current assets	23,968	21,401
Goodwill	30,304	31,243
Intangible assets	2,507	2,706
Property, plant, and equipment	4,461	4,493
Other financial assets	7,079	7,141
Trade and other receivables	117	209
Other non-financial assets	3,931	3,990
Tax assets	388	359
Deferred tax assets	2,873	2,676
Total non-current assets	51,661	52,817
Total assets	75,629	74,218

€ millions	2025	2024
Trade and other payables	2,210	1,988
Tax liabilities	929	585
Financial liabilities	3,406	4,277
Other non-financial liabilities	4,291	5,533
Provisions	502	716
Contract liabilities	9,211	5,978
Total current liabilities	20,550	19,078
Trade and other payables	6	10
Tax liabilities	550	509
Financial liabilities	6,701	7,169
Other non-financial liabilities	853	749
Provisions	476	494
Deferred tax liabilities	309	313
Contract liabilities	99	88
Total non-current liabilities	8,994	9,332
Total liabilities	29,543	28,410
Issued capital	1,229	1,229
Share premium	2,562	2,564
Retained earnings	44,692	42,907
Other components of equity	3,133	4,694
Treasury shares	–5,902	–5,954
Equity attributable to owners of parent	45,713	45,440

Non-controlling interests	373	368
Total equity	46,086	45,808
Total equity and liabilities	75,629	74,218

10/19

SAP Quarterly Statement Q1 2025

(C)               Consolidated Statements of Cash Flows

€ millions	Q1 2025	Q1 2024
Profit (loss) after tax	1,796	–824
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	349	313
Share-based payment expense	420	688
Income tax expense	672	–157
Financial income, net	–125	45
Increase/decrease in allowances on trade receivables	11	–22
Other adjustments for non-cash items	–9	141
Increase/decrease in trade and other receivables	–1,287	–960
Increase/decrease in other assets	161	33
Increase/decrease in trade payables, provisions, and other liabilities	–1,073	1,194
Increase/decrease in contract liabilities	3,464	2,990
Share-based payments	–193	–143
Income taxes paid, net of refunds	–405	–420
Net cash flows from operating activities	3,780	2,878
Business combinations, net of cash and cash equivalents acquired	–3	–19
Purchase of intangible assets and property, plant, and equipment	–168	–187
Proceeds from sales of intangible assets and property, plant, and equipment	38	27
Purchase of equity or debt instruments of other entities	–1,366	–4,248
Proceeds from sales of equity or debt instruments of other entities	1,422	3,297
Interest received	120	144
Net cash flows from investing activities	43	–986
Purchase of treasury shares	–125	–432
Proceeds from borrowings	0	1
Repayments of borrowings	–1,249	–13
Payments of lease liabilities	–68	–78
Interest paid	–281	–265
Net cash flows from financing activities	–1,723	–787
Effect of foreign currency rates on cash and cash equivalents	–365	65
Net increase/decrease in cash and cash equivalents	1,735	1,170
Cash and cash equivalents at the beginning of the period	9,609	8,124
Cash and cash equivalents at the end of the period	11,345	9,295

11/19

SAP Quarterly Statement Q1 2025

Non-IFRS Numbers

(D)                Basis of Non-IFRS Presentation

SAP disclose certain financial measures such as expense (non-IFRS) and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as SAP’s constant currency and free cash flow figures, see Explanation of Non-IFRS Measures.

(E)                Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)            Reconciliation of Non-IFRS Revenue – Quarter

€ millions, unless otherwise stated	Q1 2025			Q1 2024	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	4,993	–58	4,936	3,928	27	26
Software licenses	183	0	183	203	–10	–10
Software support	2,761	–24	2,737	2,829	–2	–3
Software licenses and support	2,945	–25	2,920	3,031	–3	–4
Cloud and software	7,938	–82	7,856	6,960	14	13
Services	1,075	–15	1,060	1,081	–1	–2
Total revenue	9,013	–97	8,916	8,041	12	11

12/19

SAP Quarterly Statement Q1 2025

(E.2)               Reconciliation of Non-IFRS Operating Expenses – Quarter

€ millions, unless otherwise stated	Q1 2025					Q1 2024			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–1,273	24	–1,249			–1,091	12	–1,079	17	16
Cost of software licenses and support	–292	0	–292			–326	0	–326	–10	–10
Cost of cloud and software	–1,565	24	–1,541			–1,417	12	–1,405	10	10
Cost of services	–841	1	–840			–862	0	–862	–2	–3
Total cost of revenue	–2,406	25	–2,381			–2,279	12	–2,267	6	5
Gross profit	6,607	25	6,632	–68	6,564	5,762	12	5,774	15	15	14
Research and development	–1,673	1	–1,672			–1,665	2	–1,663	0	0
Sales and marketing	–2,235	95	–2,140			–2,278	64	–2,214	–2	–3
General and administration	–358	1	–357			–360	1	–360	–1	–1
Restructuring	0	0	0			–2,242	2,242	0	NA	NA
Other operating income/expense, net	–8	0	–8			–4	0	–4	>100	>100
Total operating expenses	–6,680	122	–6,558	62	–6,495	–8,828	2,321	–6,507	–24	1	0

(E.3)           Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Quarter

€ millions, unless otherwise stated	Q1 2025					Q1 2024			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	2,333	122	2,455	–35	2,421	–787	2,321	1,533	NA	60	58
Other non-operating income/expense, net	10	0	10			–148	0	–148	NA	NA
Finance income	405	–281	124			199	–32	166	>100	–26
Finance costs	–280	73	–207			–244	88	–155	15	33
Financial income, net	125	–208	–83			–45	56	11	NA	NA
Profit (loss) before tax	2,468	–86	2,382			–980	2,377	1,396	NA	71
Income tax expense	–672	–29	–701			157	–609	–452	NA	55
Profit (loss) after tax	1,796	–115	1,681			–824	1,768	944	NA	78
Attributable to owners of parent	1,780	–101	1,679			–828	1,768	940	NA	79
Attributable to non-controlling interests	16	–14	2			4	0	4	>100	–54

Key Ratios
Operating margin (in %)	25.9		27.2		27.1	–9.8		19.1	35.7pp	8.2pp	8.1pp
Effective tax rate (in %)[1]	27.2		29.4			16.0		32.4	11.3pp	–2.9pp
Earnings per share, basic (in €)	1.52		1.44			–0.71		0.81	NA	79

1 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q1 2025 mainly resulted from tax effects of equity securities. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q1 2024 mainly resulted from tax effects of restructuring expenses.

13/19

SAP Quarterly Statement Q1 2025

(E.4)            Reconciliation of Free Cash Flow

€ millions, unless otherwise stated	Q1 2025	Q1 2024
Net cash flows from operating activities	3,780	2,878
Purchase of intangible assets and property, plant, and equipment	–168	–187
Proceeds from sales of intangible assets and property, plant, and equipment	38	27
Payments of lease liabilities	–68	–78
Free cash flow	3,583	2,642

Net cash flows from investing activities	43	–986
Net cash flows from financing activities	–1,723	–787

(F)               Non-IFRS Adjustments – Actuals and Estimates

€ millions, unless otherwise stated	Estimated Amounts for Full Year 2025	Q1 2025	Q1 2024
Profit (loss) before tax (IFRS)		2,468	–980
Adjustment for acquisition-related charges	380-460	123	79
Adjustment for restructuring	approximately 100	0	2,242
Adjustment for regulatory compliance matter expenses	0	0	0
Adjustment for gains and losses from equity securities, net	N/A1	–208	56
Profit (loss) before tax (non-IFRS)		2,382	1,396

1 Due to the uncertainty and potential variability of gains and losses from equity securities, we cannot provide an estimate for the full year without unreasonable efforts. This item could however have a material impact on our non-IFRS measures below operating profit.

(G)               Non-IFRS Operating Expense Adjustments by Functional Areas

€ millions	Q1 2025					Q1 2024
	IFRS	Acquisition-Related	Restructuring	RCM[1]	Non-IFRS	IFRS	Acquisition-Related	Restructuring	RCM[1]	Non-IFRS
Cost of cloud	–1,273	24	0	0	–1,249	–1,091	12	0	0	–1,079
Cost of software licenses and support	–292	0	0	0	–292	–326	0	0	0	–326
Cost of services	–841	1	0	0	–840	–862	0	0	0	–862
Research and development	–1,673	1	0	0	–1,672	–1,665	2	0	0	–1,663
Sales and marketing	–2,235	95	0	0	–2,140	–2,278	64	0	0	–2,214
General and administration	–358	1	0	0	–357	–360	1	0	0	–360
Restructuring	0	0	0	0	0	–2,242	0	2,242	0	0
Other operating income/expense, net	–8	0	0	0	–8	–4	0	0	0	–4
Total operating expenses	–6,680	123	0	0	–6,558	–8,828	79	2,242	0	–6,507

1 Regulatory Compliance Matters

14/19

SAP Quarterly Statement Q1 2025

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q1 2025	Q1 2024
Cost of cloud	1	–67
Cost of software licenses and support	1	–56
Cost of services	8	–425
Research and development	22	–956
Sales and marketing	–21	–622
General and administration	–11	–116
Restructuring expenses	0	–2,242

15/19

SAP Quarterly Statement Q1 2025

Disaggregations

(H)           Segment Reporting

(H.1)    Segment Policies and Changes

Following organizational changes, SAP has revised its segment structure and is now organized in two operating segments, the Applications, Technology & Support (ATS) segment and the Core Services segment:

–	The ATS segment represents SAPs cohesive product portfolio which is holistically steered and commercialized.

–	The Core Services segment supports the SAPs product portfolio by enabling customers to transform their business and accelerate the adoption of innovations.

The segment information for comparative prior periods was restated to conform with the new segment composition.

(H.2)    Segment Reporting – Quarter

Applications, Technology & Support (ATS)

€ millions (non-IFRS)	Q1 2025		Q1 2024
	Actual Currency	Constant Currency	Actual Currency
Cloud	4,993	4,936	3,928
Software licenses	183	183	203
Software support	2,761	2,737	2,829
Software licenses and support	2,945	2,920	3,031
Cloud and software	7,938	7,856	6,960
Services	80	80	101
Total segment revenue	8,018	7,936	7,061
Cost of cloud	–1,209	–1,189	–1,047
Cost of software licenses and support	–275	–273	–300
Cost of cloud and software	–1,484	–1,462	–1,346
Cost of services	–100	–99	–99
Total cost of revenue	–1,584	–1,561	–1,445
Segment gross profit	6,434	6,375	5,616
Other segment expenses	–3,280	–3,256	–3,315
Segment profit (loss)	3,154	3,119	2,301

Core Services

€ millions (non-IFRS)	Q1 2025		Q1 2024
	Actual Currency	Constant Currency	Actual Currency
Services	994	980	979
Total segment revenue	994	980	979
Cost of cloud	–29	–29	–26
Cost of software licenses and support	–11	–11	–14
Cost of cloud and software	–40	–40	–40
Cost of services	–718	–713	–733
Total cost of revenue	–757	–753	–773
Segment gross profit	237	227	206
Other segment expenses	–150	–148	–166
Segment profit (loss)	87	78	41

16/19

SAP Quarterly Statement Q1 2025

(I)            Revenue by Region (IFRS and Non-IFRS)

(I.1)         Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q1 2025			Q1 2024	∆ in %
	Actual currency	Currency Impact	Constant Currency	Actual currency	Actual currency	Constant Currency
Cloud Revenue by Region
EMEA	2,032	–17	2,015	1,557	30	29
Americas	2,231	–39	2,192	1,847	21	19
APJ	731	–2	729	524	39	39
Cloud revenue	4,993	–58	4,936	3,928	27	26
Cloud and Software Revenue by Region
EMEA	3,538	–21	3,517	3,109	14	13
Americas	3,209	–58	3,151	2,864	12	10
APJ	1,191	–3	1,187	987	21	20
Cloud and software revenue	7,938	–82	7,856	6,960	14	13
Total Revenue by Region
Germany	1,379	–3	1,376	1,237	11	11
Rest of EMEA	2,654	–23	2,631	2,359	12	12
Total EMEA	4,033	–26	4,007	3,596	12	11
United States	2,952	–86	2,866	2,668	11	7
Rest of Americas	713	18	731	669	7	9
Total Americas	3,665	–67	3,598	3,337	10	8
Japan	397	–3	394	325	22	21
Rest of APJ	918	–1	917	783	17	17
Total APJ	1,315	–3	1,311	1,107	19	18
Total revenue	9,013	–97	8,916	8,041	12	11

17/19

SAP Quarterly Statement Q1 2025

(J)            Employees by Region and Functional Areas

Full-time equivalents	03/31/2025				03/31/2024
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	4,500	4,438	4,924	13,862	4,398	4,266	4,458	13,122
Services	8,173	4,757	5,710	18,639	8,265	4,989	5,509	18,763
Research and development	17,808	5,745	13,348	36,902	18,115	5,935	12,489	36,540
Sales and marketing	11,742	9,869	5,060	26,671	12,302	10,330	5,400	28,032
General and administration	3,759	1,874	1,317	6,949	3,624	1,792	1,307	6,723
Infrastructure	3,054	1,158	952	5,164	2,829	1,252	872	4,953
SAP Group (03/31)	49,035	27,842	31,310	108,187	49,532	28,565	30,036	108,133
Thereof acquisitions[1]	-	-	-	-	-	-	-	-
SAP Group (three months' end average)	48,678	27,709	31,119	107,507	49,404	28,543	29,986	107,934

1 Acquisitions closed between January 1 and March 31 of the respective year.

18/19

SAP Quarterly Statement Q1 2025

Other Disclosures

(K)            Share-Based Payment

SAP’s share-based payment expenses included in SAPs non-IFRS operating expenses break down as follows:

€ millions	Q1 2025	Q1 2024
Cost of cloud	–26	–39
Cost of software licenses and support	–7	–12
Cost of services	–61	–102
Research and development	–136	–212
Sales and marketing	–151	–258
General and administration	–39	–66
Share-based payment expenses	–420	–688

Additionally, in the first quarter of 2025 SAP recognized €13 million (Q1/2024: €82 million) of accelerated share-based payment expenses triggered by the transformation program. These share-based payment expenses are classified as restructuring expenses in SAP’s consolidated income statements.

Associated share-based payments in the first quarter of 2025 amounted to €21 million (Q1/2025: €0 million) and are classified as a decrease in provisions and other liabilities in SAP’s consolidated statements of cash flows.

19/19